FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mutual agreement under income tax treaty

between Japan and Australia in respect of tax assessment

based on transfer pricing taxation in Japan

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 3, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant's name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

December 3, 2008

For immediate release

To whom it may concern

Mitsui & Co., Ltd.

Mutual agreement under income tax treaty between Japan and Australia in respect of tax assessment based on transfer pricing taxation in Japan

On December 3, 2008, Mitsui & Co., Ltd. (“Mitsui”) announced that it received from the National Tax Agency of Japan (“NTA”) a notice that the competent authorities of Japan and Australia reached a mutual agreement with respect to a transfer pricing taxation in connection with the North West Shelf LNG Project in Western Australia, which had been in discussion under the income tax treaty between Japan and Australia.

Mitsui has been audited by the Tokyo Regional Tax Bureau (“TRTB”) since 2005 with respect to the transfer pricing taxation in connection with the North West Shelf LNG Project in Western Australia for the six fiscal years ended March 31, 2000 through 2005 and received notices of tax assessment and paid approximately 11.1 billion yen for the three fiscal years ended March 31, 2000 through 2002. Mitsui was entirely unconvinced by the assessment determinations and made protests to TRTB while it requested the mutual agreement procedure in November 2006 pursuant to the income tax treaty between Japan and Australia seeking the elimination of the double taxation. Today, Mitsui received from NTA a notice that the competent authorities of Japan and Australia reached the mutual agreement.

In accordance with this mutual agreement, Mitsui will receive a notice of abatement regarding the tax assessments from TRTB while our associated company, an operating company in the Project, will receive a correlative relief from the Australian tax authority. The transactions will have no impact on the operating results for the year ending March 31, 2009.

In light of this mutual agreement, Mitsui plans to avoid the double taxation in respect of the income earned after March 31, 2005 through the mutual agreement procedures of advanced pricing arrangement.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui's latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.